Jeffrey P. Riedler
Assistant Director
United State Securities and Exchange Commission
Washington, D.C. 20549

Re:	Nobilis Health Corp.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed January 29, 2015
File No. 000-55274

Responses to SEC comment letter dated February 19, 2015

Please let this letter serve as Nobilis Health Corp.’s Responses to SEC comment letter dated February 19, 2015.

• Comment #1

All three bullet points under this comment have been addressed within the MD&A section of the Form 10.

  For 2013, refer to the “Results of Operations: Year Ended December 31, 2013 Compared to Year Ended December 31, 2012” section where an additional paragraph has been added for the discussion on the changes in G&A expense resulting from transferred AR.

  For the 3 months ended September 30, 2014, refer to the “Results of Operations: Three Months Ended September 30, 2014 Compared to the Three Months Ended September 30, 2013” section where an additional paragraph has been added for the discussion on the changes in G&A expense resulting from transferred AR.

  For the 9 months ended September 30, 2014, refer to the “Results of Operations: Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013” section where an additional paragraph has been added for the discussion on the changes in G&A expense resulting from transferred AR.

The AR footnotes for both 2013 and September 30, 2014 have been simplified and only include the info deemed necessary to support the footnote, as the additional requested data from you has been added in the MD&A and were not necessary to be repeated in the footnotes.

• Comment #2

This comment has been addressed in this letter only and did not result in a change to the Form 10.

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Kirby Partnership. The Kirby Partnership (Medical Ambulatory Surgical Suites, LP) is a Texas limited partnership. Nobilis’ indirect wholly owned subsidiary, Northstar Healthcare General Partner, LLC, is the Kirby Partnership’s general partner. Although the physician limited partners equity ownership in the aggregate, is 75.1%, Nobilis as general partner is presumed to control the Kirby limited partnership pursuant to ASC 810-20-25-3. Further, none of the factors that would rebut this presumption are present in the Kirby Partnership’s governing documents. First, the limited partners have no right to remove the general partner or to dissolve the partnership without the consent of the general partner, so no rebuttal to the presumption could be made per ASC 810-20-15-8. Second, the limited partners have no substantive participating rights that would overcome the presumption of Nobilis’ control pursuant to ASC 810-20-25-11.

The third amended partnership agreement (currently in effect) vests the general partner with all management powers over the business affairs of the partnership, subject to limitations in matters which, by Texas law, require a licensed physician’s supervision or approval in the clinical (as opposed to operational) oversight of the facility’s medical operations. These decisions need not be made by the limited partners themselves, but by medical professionals appointed by the limited partners who are physicians. Examples of these matters include: overseeing the credentialing process for physicians seeking to perform surgical cases at the facility, establishing a professional standards committee that will address any matters related to deviations from the standard of care by physicians (which include many matters). The authority of the medical board extends, as mentioned above, only to matters that are by statute or regulation reserved for licensed medical professionals.

Further, the third amended partnership agreement requires a supermajority approval in only two instances. A supermajority vote means the approval of the general partner, the special limited partner (which is a wholly owned Nobilis subsidiary), and a majority y of the limited partners. The two instances are:

1)	Approval to enter, amend or terminate a contract with the general partner or an affiliate thereof; and

2)	Approval of the annual budget governing a third party management company that provides staffing and other services.

With respect to item 1 above, the limited partners only have a veto over a self-interested transaction between the limited partnership and a general partner or its affiliates, and thus the limited partners rights are protective only, and do not overcome the presumption of the general partner’s control (see ASC 810-20-25-19).

With respect to the limitations described in item 2 above, the operational budget governing the management company does not represent a substantive participating right for the limited partners for the following reasons: a) the budget governs only the management company and does not restrict the general partner’s power to make financial decisions in the ordinary course of business including making expenditures, incurring debt, or disposing or acquiring assets, b) a deviation from the approve budget governing the management company is approved only by the general partner; c) the relationship with the third party does not in any way limit the general partner’s power to make financial, operational and management decisions for the Kirby partnership. Thus, when taking into account the factors to determine whether the rights afford in this provision are substantive (per ASC 810-20-25-20) there is no rebuttal of the presumption of the general partner’s control pursuant to ASC 810-20-25-13, as the rights afforded to the limited partners in this regard do not give the limited partners participation in establishing operating and capital decisions of the limited partnership. Rather, the rights, if anything, constitute rights that “appear” to be participating rights but that are by themselves not substantive, and therefore ASC 810-20-25-18 dictates that the rights should not be considered to overcome the presumption of control by the general partner.

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MSIH. Nobilis’ has an indirect ownership of 97.7% of the equity in MSIH. The minority interest has no ability to participate in any management decisions whatsoever. Therefore, Nobilis has a controlling financial interest and no scope exceptions apply (see ASC 810-10-25-1).

MSID. Nobilis’ has an indirect ownership of 100% of the equity in MSID. Therefore, Nobilis has a controlling financial interest and no scope exceptions apply (see ASC 810-10-25-1).

NASC. NASC ceased to be an operating entity in 2013.

NHC ASC Dallas. The analysis as to the appropriateness of consolidation is governed by ASC 810-10-25-1 through 810-10-25-14. NHC ASC Dallas is a Texas limited liability company that elected in its certificate of formation to be a ‘manager-managed’ entity. The operating agreement for NHC ASC Dallas specifies that all of the business and affairs of the company are managed by the board of managers. The agreement further specifies that no member (i.e. owner) of the company may participate in or have any control over the company in its capacity as a member. The operating agreement grants Nobilis’ wholly-owned subsidiary, Northstar Healthcare Acquisitions, LLC, a member of the LLC, the right to nominate 3 of the LLC’s 5 managers. The remaining 2 managers are appointed by the other members of the LLC, none of whom controls an equity stake in excess of 30%. Because Nobilis controls all majority of the voting interest in the LLC it is entitled to the presumption of consolidation pursuant to ASC 810-10-25-1.

In response to your specific question regarding the three Nobilis-appointed managers holding office in the LLC, our analysis disregards the fact that these managers serve in an individual capacity because the operating agreement is clear that the appointed executives serve at the behest of Nobilis, which retains, in its sole discretion, the right to remove such executives as managers and to appoint their replacements.

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The limitations placed on the board of managers’ decisions in the LLC operating agreement are only protective in nature (as analyzed under ASC 810-10-25-10) and do not constitute substantive participating rights. In summary, the decisions requiring a super majority vote of the members relate to the following matters, all of which contemplate matters outside the ordinary scope of the LLC’s business as a surgery center:

1)

Fundamental transactions: Decisions that would foreclose the LLC from operating its bussiness; winding up or dissolving the LLC; selling all of the LLC’s assets or merging or consolidating into another business; forming subsidiaries, exchanging equity interest with another company, removing a member from the LLC, confess to a judgment in a lawsuit.

2)

Amendments: Decisions to amend the LLC operating agreement or certificate of formation, act in contravention of the LLC operating agreement, reorganize into another legal form, change the number of managers that may be appointed by a member with such appointment rights.

3)

Financial: Establishing credit facilities that would require personal guarantees of the members, changing the tax status of the LLC or change the tax matters partner (which is Nobilis), make capital improvement expenditures outside of the normal course of business.

Analyzed under ASC 810-10-25-11 through 810-10-25-13, the matters subject to supermajority vote do not constitute substantive participating rights in the noncontrolling members that would overcome the presumption of consolidation by Nobilis. Thus, consolidation is appropriate per ASC 810-10-25-1.

Spring Creek Imaging, LLC, Spring Creek Urgent Care, LLC, Willowbrook Imaging, LLC. The analysis as to the appropriateness of consolidation for the above mentioned entities is governed by ASC 810-10-25-1 through 810-10-25-14. Each entity is a Texas limited liability company that elected in its certificate of formation to be a ‘manager-managed’ entity. The operating agreement for each Company is identical and each specifies that all of the business and affairs of the company are managed by the board of managers. The operating agreements further specify that no member (i.e. owner) of the company may participate in or have any control over the company in its capacity as a member. Nobilis’ wholly owned subsidiary, Northstar Healthcare Northwest Management, LLC, is one of the three managers for each entity. Further, one of the other managers is either GRIP Medical Diagnostics, LLC or KIRPA Holdings, LLC. GRIP Medical Diagnostics, LLC and KIRPA Holdings, LLC are also manager managed LLCs and Nobilis’ wholly owned subsidiary is the manager for each of those entities. Thus, Nobilis controls a majority of the voting interests in each of Spring Creek Imaging, LLC, Spring Creek Urgent Care, LLC, Willowbrook Imaging, LLC. Because Nobilis controls all majority of the voting interest in the LLC it is entitled to the presumption of consolidation pursuant to ASC 810-10-25-1.

The limitations placed on the board of managers’ decisions in the LLC operating agreement are only protective in nature (as analyzed under ASC 810-10-25-10) and do not constitute substantive participating rights. In summary, the decisions requiring a super majority vote of the members relate to the following matters, all of which contemplate matters outside the ordinary scope of the LLC’s business as a surgery center:

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4)

Fundamental transactions: Decisions that would foreclose the LLC from operating its business; winding up or dissolving the LLC; selling all of the LLC’s assets or merging or consolidating into another business; forming subsidiaries, exchanging equity interest with another company, removing a member from the LLC, confess to a judgment in a lawsuit.

5)

Amendments: Decisions to amend the LLC operating agreement or certificate of formation, act in contravention of the LLC operating agreement, reorganize into another legal form, change the number of managers that may be appointed by a member with such appointment rights.

6)

Financial: Establishing credit facilities that would require personal guarantees of the members, changing the tax status of the LLC or change the tax matters partner (which is Nobilis), make capital improvement expenditures outside of the normal course of business.

Analyzed under ASC 810-10-25-11 through 810-10-25-13, the matters subject to supermajority vote do not constitute substantive participating rights in the non-controlling members that would overcome the presumption of consolidation by Nobilis. Thus, consolidation is appropriate per ASC 810-10-25-1.

• Comment #3

Nobilis Health Corp has filed an 8-k report for the December 1, 2014 acquisition of Athas including the financial statements of Athas and required pro forma financial information

• Comment #4

Both bullet points of this comment have been addressed within Note #25 Subsequent Events within the December 31, 2013 financial statements by updating the pro forma balance sheet and pro forma adjustments.

• Comment #5

Both bullet points of this comment have been addressed within Note #25 Subsequent Events within the December 31, 2013 financial statements by updating the pro forma income statements and by adding a notation at the end of the footnote to address income taxes.

• Comment #6

The first bullet point of this comment has been addressed by correcting the language presented on Page #7 of the Form 10 so that there are no contradictions between such language and other sections of the document. In addition, the language in Note #2 Acquisitions and Business Combinations of the September 30, 2014 financial statements has been updated to more properly reflect the transaction and the accounting used.

The second bullet point of this comment is also addressed in Note #2 Acquisitions and Business Combinations of the September 30, 2014 financial statements where it is now explained that the goodwill resulted from the business combination of the newly formed entity. All references to a “joint venture” have been removed, as that language was technically not correct.

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• Comment #7

This comment has been addressed by removing the pro forma tables and accompanying adjustments from Note #24 Subsequent Events within the September 30, 2014 financial statements.

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